

November 17, 2020

Yung Kong Chin
Principal Executive Officer
QMIS TBS Capital Group Corp.
37-12 Prince St., Suite 9C
Flushing, NY 11354

      Re: QMIS TBS Capital Group Corp.
         Amendment No. 1 to
         Registration Statement on Form S-1
         Filed November 5, 2020
         File No. 333-238872

Dear Dr. Chin:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 29, 2020 letter.

Amendment No. 1 Filed November 5, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Richfield Orion International, Inc., page 23

1.   Please refer to comments 10 and 11. We note that Rules 8-04 and 8-05 of Regulation S-X require information for probable acquisitions. An assessment of probability requires consideration of all available facts. It appears this information may be relevant and material if your registration statement is declared effective prior to the completion of the acquisition. Therefore, please consider the need to provide financial information related to the acquisition of Richfield Orion and revise your registration statement as appropriate. Refer to FRC 506.02(c)(ii) for guidance.

You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or J. Nolan McWilliams at 202-551-3217 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Park Lloyd